Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	(dollars are in thousands, except ratios)
	2017	2016	2015	2014	2013
Earnings:
Income from Continuing Operations, Before Provision (Benefit) for Income Taxes	$36,145	$(171,527)	$(96,257)	$4,583	$5,042
Plus:
Fixed Charges	30,560	26,316	11,539	10,132	15,505
Amortization of capitalized interest	843	140	—	—	—
Minus:
Capitalized Interest	(1,385)	(1,329)	—	—	—
The noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	(12,587)	(11,264)	(13,011)	(9,171)	(6,447)
Total Earnings	$53,576	$(157,664)	$(97,729)	$5,544	$14,100

Fixed Charges:
Interest expenses (1)	$9,294	$8,042	$2,446	$883	$8,042
Amortization of debt discount or premium	10,758	7,376	—	—	—
Amortization of capitalized expenses related to debt	628	494	343	143	—
An estimate of the interest component of rent expense	8,495	9,075	8,751	9,105	7,463
Capitalized interest	1,385	1,329	—	—	—
Total Fixed Charges	$30,560	$26,316	$11,540	$10,131	$15,505

Total Ratio of Earnings to Fixed Charges: (2)	1.8	—	—	—	—

(1) Excludes interest on uncertain tax positions, which is recorded in Provision (benefit) from income taxes.
(2) For the years ended December 31, 2016, 2015, 2014 and 2013 our earnings were insufficient to cover by $184.0 million, $109.3 million, $4.6 million, and $1.4 million, respectively. As a result of such deficiencies, the ratios are not presented above.